DATA CALL TECHNOLIGIES, INC.
600 Kenrick, Suite B-12
Houston, Texas 77060

December 1, 2011

United States Securities and Exchange Commission
Washington, DC 20549

Attn: Maryse Mills-Apenteng, Staff Attorney
RE: Data Call Technologies, Inc.
File No. 333-131948
Schedule 14C
Filed November 8, 2011

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated November 18, 2011, with respect to the above-referenced Exchange Act filing on Schedule 14C of Data Call Technologies, Inc. (the “Company”).

General

Comment 1. Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, it appears that many of the consenting shareholders hold less than 5% of your outstanding common stock and that your largest shareholder holds approximately 17% of your shares. In addition, we note that Ammon Wiengard, who appears to hold greater than five percent of your common stock, is not listed in the beneficial ownership table. Based on your disclosure, it appears that you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each shareholder’s relationship with the company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, please file a preliminary proxy statement on Schedule 14A.

Response 1.

The Company obtained the majority vote from the consenting shareholders without general solicitation. In general, the consenting shareholders are business acquaintances or personal acquaintances of management and are known by management individually. All consenting shareholder received adequate information about the Company’s corporate actions contemplated in this Schedule 14C. We have itemized the relationships between the Company, management and consenting investor below. We have also updated disclosure in the beneficial ownership table to reflect that Ammon Wiengard is the beneficial owner of 8,000,000 shares of common stock or 8.05%.

Name,  # of Shares

1. Jon Nelson,    4,532,300

Jim Ammons has personally known Dr. Nelson for approximately 6 years. They are good business acquaintances, have socialized with each other and Dr. Nelson has acquired shares of Data Call on multiple occasions. The Company believes that it has obtained the vote of this consenting shareholder without solicitation.

2. Robert and Dyan Ellebracht,    500,000

Jim Ammons has personally known the Ellebrachts for approximately 7 years. They have acquired Data Call shares on multiple occasions. Mr. Ammons and the Ellebrechts are good business acquaintances and Mr. Ammons has socialized with the Ellebrachts on several occasions. The Company believes that it has obtained the vote of this consenting shareholder without solicitation.

3. Ammon Wiengard,    8,000,000

Jim Ammons has known Mr. Wiengard for approximately 3 years. He has acquired shares from Data Call on multiple occasions and has loaned monies to Data Call. Mr. Ammons speaks with Mr. Wiengard 2 to 3 times per month. Mr. Ammons is a good personal acquaintance of Mr. Wiengard. The Company believes that it has obtained the vote of this consenting shareholder without solicitation.

4. Carl Hoffman,    1,875,000

Jim Ammons has known Dr. Hoffman for approximately 8 years. Dr. Hoffman has acquired shares from Data Call on multiple occasions. Mr. Ammons has personally met Dr. Hoffman and they are good personal acquaintances. The Company believes that it has obtained the vote of this consenting shareholder without solicitation.

5. Jim Tevis,    2,342,600

Mr. Tevis has been the chief engineer of Data Call since its inception. The Company believes that it has obtained the vote of this consenting shareholder without solicitation.

6. Gary D. Woerz,    1,000,000

Mr. Woerz has been the principal financial consultant of Data Call for more than one year. The Company believes that it has obtained the vote of this consenting shareholder without solicitation.

7. Milford and Ruth Mast,    11,016,000

Jim Ammons has known the Masts for approximately 7 years. Mr. Mast speaks with Mr. Ammons on a weekly basis and they have acquired Data Call shares on multiple occasions. Mr. Mast has met personally with Mr. Ammons in Houston, TX. They are good personal acquaintances. The Company believes that it has obtained the vote of this consenting shareholder without solicitation.

8. Larry Mosley,    2,087,500

Mr. Mosley has been Data Call’s CFO since its inception. The Company believes that it has obtained the vote of this consenting shareholder without solicitation.

9. Don Worsley,    300,000

Jim Ammons has spoken with Mr. Worsley monthly during the past year. Mr. Worsley acquired Data Call shares in the open marker. The Company believes that it has obtained the vote of this consenting shareholder without solicitation.

10. Ron French,    500,000

Jim Ammons has known Mr. French for approximately 7 years. They have met professionally and socially on many occasions. They are good personal acquaintances. Mr. French has acquired Data Call shares on several occasions. The Company believes that it has obtained the vote of this consenting shareholder without solicitation.

11. Jim Scigliano,    1,250,000

Jim Ammons has known Mr. Scigliano for approximately 4 years, has been invited to the home of Mr. Scigliano on many occasions. Mr. Ammons is a good personal acquaintance of Mr. Scigliano and Mr. Scigliano has acquired Data Call shares on 2 occasions. The Company believes that it has obtained the vote of this consenting shareholder without solicitation.

12. Don Jones / Bellewood Corp,    263,000

Jim Ammons has known Mr. Jones for approximately 4 years. He has made purchases of Data Call shares in the open market and directly from the Company. They speak at least twice a month. The Company believes that it has obtained the vote of this consenting shareholder without solicitation.

13. Timothy Vance,    3,600,000

Mr. Vance has been an executive officer and director of Data Call since inception. The Company believes that it has obtained the vote of this consenting shareholder without solicitation.

Comment 2. To the extent you conclude that you have appropriately filed on Schedule 14C, please revise your preliminary information statement to include the information required by Item 2 of Schedule 14C. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 2. We have added disclosure to comply with Item 2 of Schedule 14C as follows:

“We Are Not Asking You for a Proxy and You are Requested Not To Send Us a Proxy”.

Response to other comment:

The Company acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings,
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Timothy Vance

Timothy Vance, CEO
Data Call Technologies, Inc.